SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 813-

Kohlberg Kravis Roberts & Co. L.P.

KKR North America Fund XI ESC L.P.

and

KKR North America XI Limited

(Names of Applicant)

9 West 57th Street
Suite 4200
New York, New York 10019

(Address of principal offices of Applicant)

APPLICATION PURSUANT TO SECTIONS 6(b) AND 6(e)
OF THE INVESTMENT COMPANY ACT OF 1940

FOR AN ORDER EXEMPTING APPLICANTS FROM CERTAIN
PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

David J. Sorkin	Kenneth J. Berman
Kohlberg Kravis Roberts & Co. L.P.	Debevoise & Plimpton LLP
9 West 57th Street	555 13th Street, N.W., Suite 1100 E
Suite 4200	Washington, D.C. 20004
New York, New York 10019

The Application consists of 54 pages, including exhibits.

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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In the Matter of	:	Application Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order Exempting Applicants from Certain Provisions of that Act
:
Kohlberg Kravis Roberts & Co. L.P.	:
:
9 West 57th Street	:
Suite 4200	:
New York, New York 10019	:
:
and	:
:
KKR North America Fund XI ESC L.P.	:
KKR North America XI Limited	:
:
9 West 57th Street	:
Suite 4200	:
New York, New York 10019	:
:
File No. 813-	:
:
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I.             Summary

Kohlberg Kravis Roberts & Co. L.P. (“KKR LP”) and its affiliates as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “1934 Act”) (collectively, “KKR,” and each, a “KKR entity”) have organized, and will in the future organize, limited partnerships, limited liability companies, business trusts or other investment vehicles (each a “Partnership” and, collectively, the “Partnerships”) as “employees’ securities companies” as defined in Section 2(a)(13) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Kohlberg Kravis Roberts & Co. L.P., KKR North

America Fund XI ESC L.P. (the “Initial Partnership”) and KKR North America XI Limited (the “Initial General Partner”), the general partner of the Initial Partnership, (collectively, the “Applicants”), hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 6(b) and 6(e) of the 1940 Act exempting the Partnerships from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Section 9 and Sections 36 through 53 and the rules and regulations under those sections.  With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in this application (the “Application”).

No form having been prescribed by the Commission, the Applicants proceed under Rule 0-2 under the 1940 Act.

The Applicants state that in the event a Partnership is offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission, such Partnership will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

The Partnerships are intended to provide investment opportunities for eligible current and former employees, officers, directors and current Consultants(1) of KKR, (collectively, “Eligible Employees”) that are competitive with those at other investment

(1)              A “Consultant” is a person or entity whom KKR has engaged on retainer to provide services and professional expertise on an ongoing basis as a regular consultant or as a business or legal adviser and who shares a community of interest with KKR and its employees.

management and financial services firms and to facilitate the recruitment and retention of high caliber professionals.

Each Partnership will have a general partner, managing member or other such similar entity (a “General Partner”) that will manage, operate and control such Partnership.  KKR will control each Partnership within the meaning of Section 2(a)(9) of the 1940 Act.

Eligible Employees who seek to invest in the Partnerships will include KKR employees who are engaged in various aspects of the investment management or related financial services businesses, or in administrative, financial, accounting, legal, marketing or operational activities related to such businesses and certain of their family members (as discussed below).  Eligible Employees will be individuals who satisfy certain financial and sophistication standards and who will not need the protection of the regulatory safeguards intended to protect the public, and generally will be accredited investors (“Accredited Investors”) under Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the Securities Act of 1933 (the “1933 Act”).  A limited number of Eligible Employees who invest in a Partnership (not to exceed 35) may not be Accredited Investors.

All potential investors in a Partnership (the “Limited Partners”) will be informed that (i) interests in the Partnerships (“Interests”) will be sold in transactions exempt under Section 4(2) of the 1933 Act (“Section 4(2)”), or Regulation D or Regulation S promulgated thereunder, and (ii) the Partnerships generally will not be subject to regulation under the 1940 Act.  Interests in a Partnership may be issued in one or more series, each of which corresponds to particular Partnership investments (each, a “Series”).

Each Series will be an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act.

In view of the access to information, investment sophistication and financial capacity of the Limited Partners, the concerns regarding overreaching and abuse of investors that the 1940 Act was designed to prevent will not be present with respect to the Partnerships.

II.            Statement of Facts

A.            The Initial Partnership

KKR formed the Initial Partnership in June 2012 under the laws of the Cayman Islands.  The Initial Partnership will invest concurrently with KKR North America Fund XI L.P. (“NAXI”) and other investors organized or managed by KKR or its designees that generally co-invest with NAXI (the “NAXI Co-Investors”) in various investment opportunities, as described below.  The Initial Partnership is organized as a limited partnership.  The Initial General Partner does not own any outstanding securities of the Initial Partnership.

The Initial Partnership and NAXI Co-Investors will, to the extent possible or applicable, make investments in securities of portfolio companies and other portfolio investments on a pari passu basis with each other on the same terms and at the same times and dispose of such securities at the same time, on terms and conditions no more favorable than the terms and conditions of any other such disposition by any other such fund.

B.            KKR and the Partnerships

Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership, through its subsidiaries, is a leading global investment firm with $61.5 billion in assets under management as of June 30, 2012.

KKR will offer Interests in the Initial Partnership, and may form additional Partnerships from time to time, to enable Eligible Employees to pool their investment resources.  These employees will have the opportunity to receive the benefit of certain investment opportunities that come to KKR’s attention without the necessity of having each investor identify the opportunities and analyze their investment merit.  Depending on the objectives of a particular Partnership, the pooling of resources may afford the investors diversification of investments and participation in investments that usually would not be available to them as individual investors.  Each Partnership and Series will comply with the terms and conditions of this Application.

A Partnership will be structured as a limited partnership, limited liability company, business trust or other entity.  A Partnership may be organized under the laws of Delaware, another state or a jurisdiction outside the United States.  KKR may also form parallel Partnerships organized under the laws of various jurisdictions in order to create the same investment opportunities for Eligible Employees in other jurisdictions.  The investment objectives and policies of the Partnerships may vary from Partnership to Partnership.  A Partnership will operate in accordance with its limited partnership agreement or other organizational documents (each, a “Partnership Agreement”).  Each Partnership will operate as an open end or a closed-end management investment company, and a particular Partnership may operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act.

A KKR entity will be a General Partner of each Partnership.  A General Partner will be structured as a limited partnership, limited liability company or other type of entity organized under the laws of Delaware, another state or jurisdictions outside the United States.(2)  The duties and responsibilities of a General Partner with respect to a Partnership will be set forth in the applicable Partnership Agreement.  If a limited liability company structure is used for a Partnership, generally none of the members of the limited liability company would be liable to third parties for the obligations of the Partnership.

The General Partner or another KKR entity will serve as investment adviser (“Investment Adviser”) to a Partnership.  The Investment Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), if required under applicable law.  The determination as to whether a General Partner or other investment adviser to a Partnership is required to register under the Advisers Act will be made by KKR; no relief in respect of such determination is requested herein.  Each Investment Adviser to a Partnership shall observe the standards prescribed in Sections 9, 36 and 37 of the 1940 Act.  The Applicants concede that such person is an

(2)              The General Partner of a Partnership organized outside the United States may be organized outside the United States because of tax and legal considerations associated with the organization of the Partnership organized outside of the United States.

“investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and subject to those sections.

C.            Eligible Employees and Qualified Participants

Interests in a Partnership will be offered without registration in a transaction exempt under Section 4(2), or Regulation D or Regulation S(3) promulgated thereunder, and will be sold only to “Qualified Participants,” which term refers to:  (i) Eligible Employees; (ii) spouses, parents, children, spouses of children, brothers, sisters, grandchildren and grandchildren of parents of Eligible Employees, including step and adoptive relationships (“Eligible Family Members” and, together with Eligible Employees who are natural persons, “Eligible Individuals”); (iii) any “Eligible Investment Vehicle,” which is defined as (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (b) a partnership, corporation or other entity controlled by an Eligible Employee, or (c) a trust or other entity established solely for the benefit of Eligible Family Members; and (iv) KKR.

Each Eligible Individual will be an Accredited Investor under Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the 1933 Act, except that a maximum of 35 Eligible Employees who are sophisticated investors but who are not Accredited Investors may become Limited Partners if each of them falls into one of the following two categories:  (i)  Eligible Employees who (a) have a graduate degree in business, law or

(3)              The Applicants may rely on Regulation S to offer Interests in a Partnership to Qualified Participants who are based outside of the United States and are not U.S. residents in order to create investment opportunities for such persons.  The Applicants may also offer Interests to such persons in reliance on Regulation D.

accounting, (b) have a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (c) had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee’s admission as a Limited Partner and have a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in a Partnership; or (ii) Eligible Employees who are “knowledgeable employees,” as defined in Rule 3c-5 of the 1940 Act, of the Partnership (with the Partnership treated as though it were a “covered company” for purposes of the rule).  Eligible Employees described in category (i) above will not be permitted to commit in any year more than 10% of their income from all sources for the immediately preceding year, in the aggregate, in a Partnership and in all other Partnerships in which that investor has previously invested.

An Eligible Individual may purchase an Interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an Accredited Investor, as defined in Rule 501(a) of Regulation D under the 1933 Act or, (ii) the Eligible Individual is a settlor(4) and principal investment decision-maker with respect to the investment vehicle.  Eligible Investment Vehicles that are not Accredited Investors will be counted in accordance with Regulation D toward the 35 non-Accredited Investor limit discussed above.

(4)              If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other Eligible Individuals, and contributed funds to such vehicle.

Any KKR or Consultant entity that acquires an Interest in a Partnership will be an “Accredited Investor,” as that term is defined in Rule 501(a) of Regulation D.

The limitations on the class of persons who may subscribe for, acquire or hold Interests, in conjunction with other characteristics of the Partnerships, will qualify each Partnership and Series as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act.(5)

Investing in the Partnerships will be voluntary.  No sales load or similar fee of any kind will be charged in connection with the sale of Interests.

Eligible Employees will be experienced in the investment management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto.  Eligible Employees will be individuals who satisfy certain financial and sophistication standards, are able to make investment decisions on their own and will not need the protection of the regulatory safeguards intended to protect the public.

Prior to offering Interests to an Eligible Individual, a General Partner must reasonably believe that the Eligible Employee or Eligible Family Member will be capable

(5)              Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as “any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer, or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.”

of understanding and evaluating the merits and risks of participation in a Partnership and that each such individual is able to bear the economic risk of such participation and afford a complete loss of an investment in a Partnership.

D.            Structure of the Partnerships

The management of each Partnership will be vested in its General Partner.  All Partnerships will have only Qualified Participants as Limited Partners and will have minimum capital commitments and restrictions with respect to transferability of Interests.

The terms of a Partnership will be disclosed to the Eligible Employees at the time they are offered the right to subscribe for Interests, and they will be furnished with a copy of the relevant Partnership Agreement.  The Partnership Agreement will set forth in full the terms applicable to a Limited Partner’s investment in such Partnership.

KKR may purchase Interests in a Partnership in order to offer them to new Eligible Employees or award them to Eligible Employees as a bonus or similar compensation after the closing of a Partnership.  KKR will acquire these Interests from the Partnership at the same time and at the same price as Interests purchased by other Qualified Participants.  The sale or award of Interests by KKR will have no dilutive effect upon the Interests of already existing Limited Partners because the Interests will have already been issued and sold at the closing of the Partnership.  Interests awarded as bonus or similar compensation may be subject to vesting arrangements to be determined by KKR.

Eligible Employees may be offered the opportunity to participate in a Partnership through deferred compensation programs pursuant to which they will acquire an economic interest substantially similar to a direct investment of the deferred amount in the Partnership or through their Individual Retirement Accounts.(6)  The deferred compensation plans and/or an Eligible Employee’s interest in such plans:  (i) will be subject to the applicable terms and conditions of the Application,(7) (ii) will only be offered to Eligible Employees who are current employees, officers, directors or Consultants of KKR, (iii) will have restrictions on transferability, including prohibitions on assignment or transfer except in the event of the Eligible Employee’s death or as otherwise required by law, and (iv) will provide information to participants equivalent to that provided to investors and prospective investors in the corresponding Partnership, including, without limitation, disclosure documents and audited financial information.

The purchase price for an Interest may be payable in full upon subscription or in installments as determined by the General Partner.  Eligible Employees may be offered the opportunity to acquire Interests pursuant to the arranging of recourse and non-recourse loans.(8)  A Partnership may permit capital contributions to be payable in a

(6)               An investment through an Individual Retirement Account would be an investment by an Eligible Investment Vehicle.

(7)               For purposes of this Application, a Partnership will be deemed to be formed with respect to each deferred compensation plan and each reference to “Partnership,” “capital contribution,” “General Partner,” “Limited Partner” and “Interest” in this Application will be deemed to refer to the deferred compensation plan, the notional capital contribution to the deferred compensation plan, KKR, a participant of the deferred compensation plan and participation rights in the deferred compensation plan, respectively.

(8)               Loans will not be extended or arranged if otherwise prohibited by law, including the Sarbanes-Oxley Act of 2002.  A Limited Partner will not borrow from any person if such borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of a Partnership (other than short term paper).

manner that varies from other Partnerships, including payment through capital calls.  The General Partner may defer all or a portion of a scheduled installment payment on prior written notice to the Limited Partners.  Upon prior written notice, the General Partner may require payment of all or any part of a deferred payment.  The General Partner may determine that all or a portion of the amounts deferred will not be needed to fund Partnership investments.  If this determination is made, the General Partner may elect to cancel irrevocably the outstanding obligation of Limited Partners to pay all or a portion of the amounts deferred.

Any Limited Partner that fails to contribute any other part of its capital commitment or any portion of a Management Fee (as defined in Section II.E below) calculated with respect to such Limited Partner shall be in default (“Default”).  If a Limited Partner defaults, the Limited Partner may retain an interest in the Partnership’s investments within an applicable Series that were made during the period that the Limited Partner contributed capital, based upon the Limited Partner’s paid-in-capital within the Series to total capital contributed to the Partnership within such Series.  Such Limited Partner’s remaining commitment may be deemed to be zero, although the General Partner may continue to issue capital calls to such Limited Partner for the payment of Management Fees relating to Partnership investments in which the Limited Partner retains an interest.  In addition, a defaulting Limited Partner may forfeit a portion of the distributions on such retained interest as a penalty for such Default or in satisfaction of amounts owed to the Partnership.  Upon the occurrence of a Default, the General Partner may have the option to enforce the Limited Partner’s capital commitment, assume the interest applicable to the unpaid amount of such commitment or sell the defaulting Limited Partner’s Interest to other Limited Partners or Qualified Participants.  The General Partner may also charge interest with respect to the portion of a Limited Partner’s capital contribution that is in Default, from the date that such contribution was due until the date such contribution is paid.  The General Partner and/or other Limited Partners may advance as a recourse loan, with interest, to the Limited Partner that is in Default that portion of such Limited Partner’s capital contribution that it failed to make, and unless otherwise repaid, such advance and any interest thereon shall be repaid from distributions otherwise made to the defaulting Limited Partner.

A General Partner may have the right to repurchase or cancel the Interest of an Eligible Employee who ceases to be (i) an employee, officer, director of any member of KKR for any reason, (ii) a current Consultant of any member of KKR, or (iii) any Eligible Family Member thereof.  The Partnership Agreement or private placement memorandum for each Partnership will describe, if applicable, the amount that a Limited Partner would receive upon repurchase or cancellation of its Interest.  A Limited Partner would receive upon repurchase or cancellation of its Interest, at a minimum, the lesser of (i) the amount actually paid by the Limited Partner to acquire the Interest, plus interest, less any distributions, and (ii) the fair market value of the Interest determined at the time of the repurchase or cancellation as determined in good faith by the General Partner.

The terms and conditions relating to a Default or to any transfer or withdrawal, other than sale price, which typically is determined at the time of transfer, with respect to Interests will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents.  Interests in the Partnerships will not be transferable except with the express consent of the General Partner, and then only to a Qualified Participant.

If KKR makes loans to a Partnership, the lender will be entitled to receive interest at a rate that is permissible under applicable banking or tax regulations (the “Applicable Rate”), provided that the Applicable Rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis.  KKR may, in its sole discretion, adopt the method for determining the calculation of the Applicable Rate.  Any indebtedness of the Partnership will be the debt of the Partnership and without recourse to the Limited Partners.  The Partnership will retain the right to require the payment of any unfunded capital contributions from the Limited Partners for any appropriate Partnership purpose, including the payment of Partnership indebtedness, and may be permitted to assign this right to any lender to the Partnership.  A Partnership will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own securities of the Partnership (other than short-term paper).  A Partnership will not lend any funds to a KKR entity, except as permitted by the Application.(9)

(9)               A Partnership may make investments in issuers that are portfolio companies of funds managed by KKR, and such investments may take the form of loans.  However, a Partnership will not make any loans to KKR LP, its subsidiaries or any entity that controls KKR LP.

The General Partner of a Partnership may undertake to contribute capital to the Partnership in an amount equal to at least $1,000.  A KKR entity may undertake to contribute additional capital to a Partnership in an amount as it shall determine, which could include contributing capital in an amount representing some multiple of the aggregate amount of capital contributed by the Limited Partners.  To the extent that a KKR entity determines to contribute additional capital, the contribution may be paid in the same manner of payment as the Limited Partners or evidenced by a non-interest bearing demand note (a “Note”) issued by a KKR entity that may be drawn upon as funds are needed to make such Partnership’s investments (other than short-term temporary investments).  A Partnership may, for example, draw on the Note up to the face value amounts necessary for the Partnership to invest funds based on a ratio of the General Partner capital versus aggregate Limited Partner capital.

Each private placement memorandum or Partnership Agreement of a Partnership will describe the consequences, if any, for a Limited Partner’s Interest in the event of termination of the Limited Partner’s employment or role as a Consultant, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, disability, retirement or otherwise, such as whether a KKR entity will be required to or will have the option to acquire all or part of the Limited Partner’s Interest.  Once a Consultant’s ongoing relationship with KKR is terminated, such Consultant will not be permitted to retain their Interests in a Partnership.  The amount to be received by the Limited Partner will be subject to any applicable vesting schedule or forfeiture provisions.  Even if part of a Limited Partner’s Interest is acquired or canceled by KKR, the Limited Partner may still be required to make additional capital contributions for the payment of the Management Fee or other expenses relating to Partnership investments in which the Limited Partner retains an interest.

E.             Management

The General Partner will be responsible for the overall management of each Partnership and will have the authority to make all decisions regarding the acquisition, management and disposition of Partnership investments.  However, the General Partner may be permitted to delegate certain of its responsibilities regarding the acquisition, management and disposition of Partnership investments to an Investment Adviser.  A General Partner’s investment decisions for a Partnership may be subject to the approval of an investment committee, comprising senior officers of KKR, but a KKR entity will be ultimately responsible for the affairs and investments of such Partnership.  If the Investment Adviser elects to recommend that a Partnership enter into any side-by-side investment with an unaffiliated entity, the Investment Adviser will be permitted to engage as sub-investment adviser the unaffiliated entity (an “Unaffiliated Subadviser”), which will be responsible for the management of such side-by-side investment.  Where the General Partner has appointed a separate Investment Adviser, the Applicants anticipate that the General Partner will, in most cases, exercise its authority only after receiving a recommendation from the Investment Adviser as to the matter to be acted upon.  A General Partner may also delegate administrative responsibilities for a Partnership to a KKR entity.

An Investment Adviser may be paid a management fee (“Management Fee”) for its services to a Partnership, which fee will generally be determined as a percentage of the capital commitments of the Limited Partners.  A General Partner or Investment Adviser may receive a performance-based fee (a “Carried Interest”) based on the net gains of the Partnership’s investments, in addition to any amount allocable to the General Partner’s or Investment Adviser’s capital contribution.  If an Unaffiliated Subadviser is entitled to receive a Carried Interest, it may also act as an additional General Partner of a Partnership solely in order to address certain tax issues relating to the Carried Interest.  In all such instances, however, a KKR entity will also be a General Partner of the Partnership and will have exclusive responsibility for making the determinations required to be made by a General Partner under this Application.  No Unaffiliated Subadviser will beneficially own any outstanding securities of a Partnership.

If a General Partner or Investment Adviser is registered under the Advisers Act, the Carried Interest payable to it by a Partnership will be pursuant to an arrangement that complies with Rule 205-3 under the Advisers Act.  All or a portion of the Carried Interest may be paid to individuals who are officers, employees or stockholders of the Investment Adviser or its affiliates.  If the General Partner or Investment Adviser is not required to register under the Advisers Act, the Carried Interest payable to it will comply with Section 205(b)(3) of the Advisers Act (with such Partnership treated as though it were a business development company solely for the purpose of that section).(10)  Certain of the

(10)         In addition, a Partnership may invest in other private capital partnerships that themselves are charged a fee meeting the requirements of Rule 205-3.  Limited Partners in such Partnerships will receive disclosure of the consequences and costs associated with such arrangements.

Partnerships may not pay a Carried Interest or a Management Fee, but may pay a fee for administrative services to a KKR entity.  The Initial Partnership does not pay a Carried Interest or a Management Fee but will pay its organizational and other expenses, and the Initial General Partner may be entitled to an annual fee of $500.

Expenses that may be charged by the General Partner or the Investment Adviser to the Partnership could include legal and accounting fees, organizational expenses, administrative expenses and other operating expenses (including the Partnership’s pro rata share of expenses incurred by the General Partner or the Investment Adviser in connection with potential investments).  Where a Partnership is formed to invest concurrently with Third Party Funds (defined below), organizational expenses may include such Partnership’s pro rata share of organizational expenses attributable to such Third Party Funds.  KKR reserves the right to pay for organizational expenses with respect to a Partnership.  The Initial Partnership will pay for its organizational and other expenses.

Changes recommended by tax counsel to the Partnerships may be made to the structure of the General Partners and the General Partners’ contribution to the Partnerships so as not to impair the tax status of the Partnerships.

The Applicants represent and concede that each General Partner and Investment Adviser managing a Partnership is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections.  In addition, without limiting any recordkeeping requirement imposed by the Advisers Act, a Partnership and its General Partner and Investment Adviser will maintain and preserve such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners or that are necessary or appropriate to record transactions with the Partnership.  All such records will be subject to examination by the Commission staff.

F.             Investments

The investment objectives and policies of each Partnership may vary from Partnership to Partnership.  The specific investment objectives and strategies for the Initial Partnership were set forth in the private placement memorandum for NAXI, as the Initial Partnership is co-investing with NAXI.  A copy of the private placement memorandum for NAXI will be provided to each Eligible Employee who is offered the opportunity to purchase an Interest in the Initial Partnership.  The terms of a Partnership will be set forth in a private placement memorandum relating to the Interests offered by such Partnership.  Each Qualified Participant in a Partnership will receive a copy of the private placement memorandum, subscription agreement (if relevant) and Partnership Agreement of the Partnership before making an investment in such Partnership.

The Initial Partnership will seek capital appreciation through direct private equity and other equity and debt related investments and will co-invest with NAXI and the other NAXI Co-Investors.  The risks inherent in an investment in NAXI and the other NAXI Co-Investors thus are similarly applicable to the Initial Partnership.

Other Partnerships may invest in the full range of foreign and domestic, public and private, equity and fixed income securities; equity-related investments; and derivative securities, including warrants, rights, options and futures.  The Partnerships may invest either directly or through investments in limited partnerships and other investment pools (including pools that are exempt from registration in reliance on Section 3(c)(1) or 3(c)(7) of the 1940 Act) and investments in registered investment companies.(11)  A Partnership may seek capital appreciation through speculative and high-risk investment primarily in securities (including debt and equity partnership interests) associated with leveraged buyouts, venture capital investments, private placements, bankrupt entities, bridge loans, real estate, special situations and distressed debt investments, mezzanine investments, originated lending, floating rate loans, high yield bonds and other similar situations.  Investments may be made side by side with KKR entities and through investment pools sponsored or managed by a KKR entity or an unaffiliated entity.

It is possible that an investment program may be structured in which a Partnership will co-invest in a portfolio company with KKR or an investment fund or separate account organized for the benefit of investors who are not affiliated with KKR over which a KKR entity or an Unaffiliated Subadviser exercises investment discretion (“Third Party Funds”).  Side-by-side investments held by a Third Party Fund, or by a KKR entity in a transaction in which the KKR investment was made pursuant to a

(11)         Applicants are not requesting any exemption from any provision of the 1940 Act or any Rule thereunder that may govern the eligibility of a Partnership to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.

contractual obligation to a Third Party Fund, will not be subject to the restrictions contained in Condition 3 below.  All other side-by-side investments held by KKR entities will be subject to the restrictions contained in Condition 3.

In compliance with Section 12(d)(1)(A)(i) of the 1940 Act, a Partnership will not purchase or otherwise acquire any security issued by a registered investment company if, immediately after such purchase or acquisition, the Partnership would own in the aggregate more than 3% of the outstanding voting stock of such investment company.  In addition, a Partnership may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.

A substantial percentage of a Partnership’s investments may be made available to it by KKR.  The amount of any particular investment made available to a Partnership will depend upon particular circumstances relating to the investment.

KKR entities may receive compensation in various forms for services rendered to companies or other entities in which the Partnerships invest or competitors of such entities.  These fees or other compensation may include, without limitation, transaction fees, closing fees, monitoring fees, advisory fees, organization or service fees, financing fees, management fees, directors’ fees, performance-based fees, fees for brokerage and clearing services and compensation in the form of carried interests entitling the entity to share disproportionately in income or capital gains or similar compensation.  KKR reserves the right not to charge or to waive all or a part of any such fees or other compensation that a Partnership otherwise might incur or bear indirectly or to reduce any fees that it charges to a Partnership by all or a portion of such fees.  However, any such fees or other compensation received by a KKR entity generally will not be shared with any Partnership.

KKR entities may also engage in activities in the normal course of their investment management and related financial services businesses that may conflict with the interests of the Limited Partners.  For example, KKR entities may have pre-existing relationships with companies in which a Partnership invests.  KKR entities may represent potential buyers and sellers of, or may be involved in the restructuring of, a company in which the Partnership may have an investment interest, and the Partnership may thus be limited or precluded from investing in or selling securities issued by such a company.  KKR entities may come into possession of inside information concerning specific companies and a Partnership’s investment flexibility may be constrained as a consequence of KKR’s inability to use the information for investment purposes.  Furthermore, a KKR entity may act as a broker for both a Partnership and for another person on the other side of the transaction.  These potential conflicts of interest, to the extent relevant to an investment in a Partnership, will be disclosed to the Limited Partners, to the extent such information is available to KKR.

G.            Distributions

The profits and losses of a Partnership will be determined in compliance with applicable tax rules and regulations and in accordance with the Partnership Agreement or other governing documents of the Partnership.  Cash or other assets available for distribution will initially be apportioned among the Limited Partners and the General Partner in proportion to the aggregate of the committed capital and associated loan (if any) of each Partner.  Amounts apportioned to the General Partner will be distributed to the General Partner.  Unless otherwise specifically provided in the Partnership Agreement, the capital accounts of the Limited Partners will not be reduced below zero. Distributions of Partnership profits will be made at the time and in the amounts determined by the General Partner in accordance with the terms of the Partnership Agreement.  The General Partner will have discretion in distributing cash and proceeds from the Partnership’s investments to the Limited Partners.

H.            Reports and Accounting

A Partnership will send its Limited Partners an annual financial statement with respect to those Series in which the Limited Partner had an Interest as soon as practicable after the end of the Partnership’s fiscal year.  The financial statement will be audited(12) by independent certified public accountants.  In addition, as soon as practicable after the end of each fiscal year of a Partnership, a report will be sent to each Limited Partner setting forth the information with respect to such Limited Partner’s share of income, gains, losses, credits and other items for U.S. federal and state income tax purposes resulting from the operation of the Partnership during that year.

I.              Partnership Term and Dissolution

The Applicants anticipate that the Initial Partnership will dissolve upon or around the same time as NAXI, or upon the occurrence of specified events in accordance with its Partnership Agreement.

(12)         “Audit” will have the meaning defined in Rule 1-02(d) of Regulation S-X.

The term of a Partnership will be set forth in its Partnership Agreement.  Each Partnership may be dissolved prior to the expiration of its term upon the occurrence of certain specified events, also set forth in its Partnership Agreement.  Upon dissolution of a Partnership, the Partnership’s assets will be distributed in accordance with its Partnership Agreement.

III.           Request for Relief and Legal Analysis

Applicants respectfully request that the Commission issue an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Partnerships from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Section 9, and Sections 36 through 53 and the rules and regulations under those sections.  With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the Application.

Applicants state that in the event a Partnership is offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination of the Application by the Commission, such Partnership will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

A.            Status as Employees’ Securities Companies

Each Partnership and Series will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the 1940 Act.  Under Section 6(b) of the 1940 Act, the Commission is required, upon application, to exempt an employees’ securities company if and to the extent that the exemption is consistent with the protection of investors.  Section 6(b) requires the Commission to give due weight to, among other things:  (i) the form of organization and the capital structure of the company; (ii) the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; (iii) the prices at which securities issued by the company will be sold and any applicable sales load; (iv) the disposition of the proceeds of the securities issued by the company; (v) the character of securities in which those proceeds will be invested; and (vi) the existence of any relationship between the company and the issuers of securities held by the company.  Applicants submit that the Commission should grant the requested relief on the basis of these factors as applied to the Partnerships.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.  Under Section 6(e) of the 1940 Act, the Commission, in connection with any Order exempting an investment company from any provision of Section 7 of the 1940 Act, may require that certain provisions apply to such company, and to other persons in their transactions and relations with such company, as though the company were registered under the 1940 Act, if the Commission deems such requirements necessary or appropriate in the public interest or for the protection of investors.

B.            Community of Interests

Applicants assert that the protections afforded by the 1940 Act are generally unnecessary for a Partnership in view of the community of economic and other interests among the Limited Partners and KKR.  The community of interest is based on (i) the concern of KKR with the morale of its employees and the ability of KKR to attract and retain highly qualified personnel; (ii) the absence of any public group of investors in the Partnerships; and (iii) KKR’s participation in the investments of a Partnership through its general partnership interest and, in certain circumstances, as a limited partner, in co-investing Third Party Funds.  In the last example, a Partnership’s co-investment with partnerships managed by KKR or its affiliates, where KKR has an economic interest that is aligned with that of the Partnership, provides KKR with an economic incentive to act in the best interests of the Partnership.

Applicants also note that a Partnership’s investment program will be conceived and organized by persons who may be directly or indirectly investing, or eligible to invest, in such Partnership.  Further, the Partnerships will not be promoted to Eligible Employees by persons outside of KKR seeking to profit from fees for investment advice or from the distribution of securities.

KKR represents, as to each Partnership, that:

1.             KKR will control the Partnership within the meaning of Section 2(a)(9) of the 1940 Act.  KKR, the General Partner and any other person acting for or on behalf of the Partnership shall act in the best interest of the Partnership and its security holders.

2.             Whenever KKR, the General Partner or any other person acting for or on behalf of the Partnership is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Partnership and its security holders.

3.             The organizational documents for, and any other contractual arrangement regarding, the Partnership, will not contain any provision which protects or purports to protect KKR, the General Partner or their delegates against any liability to the Partnership or its security holders to which such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

C.            Burdens of Compliance

Applicants maintain that requiring the Partnerships to comply with the various provisions of the 1940 Act would present the Partnerships with unnecessary burdens.  As noted above, the operation of the Partnerships is not likely to result in the abuses that the 1940 Act was designed to remedy.  In addition, Applicants note that the Partnership Agreement of each Partnership will provide substantial protection to investors by (i) containing specific requirements with respect to matters such as valuations and access of Limited Partners to reports and (ii) restricting the General Partner’s authority in a number of respects, including limiting its ability to make certain amendments to the Partnership Agreement.

D.            Specific Relief

1.             Section 17(a)

Section 17(a) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company.  Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit (i) a KKR entity or a Third Party Fund (or any affiliated person of such Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with any Partnership or any company controlled by such Partnership, (ii) a Partnership to invest in or engage in any transaction with any entity, acting as principal (a) in which such Partnership, any company controlled by such Partnership or any KKR entity or Third Party Fund has invested or will invest or (b) with which such Partnership, any company controlled by such Partnership or any KKR entity or Third Party Fund that is, or will otherwise become, affiliated, and (iii) a Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with any Partnership or any company controlled by such Partnership.  The term “Third Party Investor” refers to any person or entity that is not a KKR entity or affiliated with KKR and is a partner or other investor in a Third Party Fund.

The requested relief will not extend to any transactions between a Partnership and an Unaffiliated Subadviser or an affiliated person of an Unaffiliated Subadviser or between a Partnership and any person who is not an employee, officer or director of KKR or is an entity outside of KKR and is an affiliated person of the Partnership as defined in Section 2(a)(3)(E) of the 1940 Act (“Advisory Person”) or any affiliated person of such a person.

Applicants submit that the exemption it seeks from Section 17(a) of the 1940 Act is consistent with the purposes of the Partnerships and the protection of investors.  Limited Partners will be informed in a Partnership’s private placement memorandum or other informational documents of the possible extent of the Partnership’s dealings with KKR and of the potential conflicts of interest that may exist.  As professionals engaged in financial services businesses, the Limited Partners will be able to evaluate the risks associated with those dealings.  Applicants assert that, moreover, the community of interest among the Limited Partners and KKR will serve to reduce the risk of abuse in transactions involving a Partnership and KKR or a KKR entity.

2.             Section 17(d)

Section 17(d) of the 1940 Act and Rule 17d-1 prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission.  Applicants request relief to permit affiliated persons of the Partnerships, or affiliated persons of any such persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a Partnership or companies controlled by the Partnerships participate.

The requested relief will not extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person, or an affiliated person of either such person, has an interest, except in connection with a Third Party Fund sponsored by an Unaffiliated Subadviser.

Applicants submit that it is likely that suitable investments will be brought to the attention of a Partnership because of its affiliation with KKR or KKR’s large capital resources.  Applicants also submit that the types of investment opportunities considered by a Partnership often require each investor to make funds available in an amount that may be substantially greater than what a Partnership may be able to make available on its own.  Applicants contend that, as a result, the only way in which a Partnership may be able to participate in these opportunities may be to co-invest with other persons, including its affiliates.  Applicants note that each Partnership will be primarily organized for the benefit of Eligible Employees as an incentive for them to remain with KKR and for the generation and maintenance of goodwill.  Applicants believe that, if co-investments with KKR are prohibited, the appeal of the Partnerships would be significantly diminished.  Applicants assert that Eligible Employees wish to participate in co-investment opportunities because they believe that (i) the resources of KKR enable it to analyze investment opportunities to an extent that individual employees would not be able to duplicate, (ii) investments made by KKR will not be generally available to investors even of the financial status of the Eligible Employees, and (iii) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.  Applicants state that the concern that permitting co-investments by KKR and a Partnership might lead to less advantageous treatment of the Partnership should be mitigated by the fact that KKR will be acutely concerned with its relationship with the investors in the Partnership and the fact that senior officers and directors of KKR entities will be investing in the Partnership.  In addition, Applicants assert that compliance with Section 17(d) would cause the Partnership to forgo investment opportunities simply because a Limited Partner, the General Partner or any other affiliated person of the Partnership (or any affiliate of the affiliated person) made a similar investment.

Co-investments with Third Party Funds, or by a KKR entity pursuant to a contractual obligation to a Third Party Fund, will not be subject to Condition 3 below. Applicants note that it is common for a Third Party Fund to require that KKR invest its own capital in Third Party Fund investments and that KKR investments be subject to substantially the same terms as those applicable to the Third Party Fund.  Applicants believe it is important that the interests of the Third Party Fund take priority over the interests of the Partnerships and that the Third Party Fund not be burdened or otherwise affected by activities of the Partnerships.  In addition, Applicants assert that the relationship of a Partnership to a Third Party Fund is fundamentally different from a Partnership’s relationship to KKR.  Applicants contend that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Partnerships from any overreaching by KKR in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-à-vis a Third Party Fund.

3.             Section 17(e)

Section 17(e) of the 1940 Act and Rule 17e-1 under the 1940 Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company.  Applicants request an exemption from Section 17(e) to permit a KKR entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees or other compensation from a Partnership in connection with the purchase or sale by the Partnership of securities, provided that the fees or other compensation are deemed “usual and customary.”  Applicants state that for the purposes of the Application, fees or other compensation that are charged or received by a KKR entity will be deemed “usual and customary” only if (i) the Partnership is purchasing or selling securities with other unaffiliated third parties, including Third Party Funds, (ii) the fees or compensation being charged to the Partnership are also being charged to the unaffiliated third parties, including Third Party Funds, and (iii) the amount of securities being purchased or sold by the Partnership does not exceed 50% of the total amount of securities being purchased or sold by the Partnership and the unaffiliated third parties, including Third Party Funds.  Applicants assert that, because KKR does not wish to appear to be favoring the Partnerships, compliance with Section 17(e) would prevent a Partnership from participating in transactions where the Partnership is being charged lower fees than unaffiliated third parties.  Applicants assert that the fees or other compensation paid by a Partnership to a KKR entity will be the same as those negotiated at arm’s length with unaffiliated third parties.

Rule 17e-l(b) requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees or other remuneration.  Rule 17e-1(c) requires the board of directors of an investment company relying on the rule to satisfy the fund governance standards set forth in Rule 0-1(a)(7) (the “Fund Governance Standards”).

Applicants request an exemption from Rule 17e-l to the extent necessary to permit each Partnership to comply with the rule without having a majority of the directors of the General Partner who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule and without having to satisfy the standards set forth in paragraph (c) of the rule.  Applicants state that because all the directors of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17e-1.  Applicants state that each Partnership will comply with Rule 17e-l by having a majority of the directors of the General Partner take actions and make approvals as set forth in the rule.  Applicants state that each Partnership will otherwise comply with Rule 17e-1.

4.             Section 17(f)

Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules.  Rule 17f-1 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange.  Applicants request relief from Section 17(f) of the 1940 Act and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of Rule 17f-1 under the 1940 Act to the extent necessary to permit a KKR entity to act as custodian for a Partnership without a written contract.  Since there is a close association between a Partnership and KKR, requiring a detailed written contract would expose the Partnership to unnecessary burden and expense.  Applicants also request relief from the requirement in paragraph (b)(4) of the rule that an independent accountant periodically verify the Partnership’s assets held by the custodian.  Applicants believe that, because of the community of interest between KKR and the Partnerships and the existing requirement for an independent audit, compliance with this requirement would be unnecessary.  Except as set forth above, a Partnership relying on Rule 17f-1 will otherwise comply with the provisions of the rule.

Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments.  Applicants request relief from Section 17(f) of the 1940 Act and Rule 17f-2 under the 1940 Act to permit the following exceptions from the requirements of Rule 17f-2:  (i) a Partnership’s investments may be kept in the locked files of the General Partner; (ii) for purposes of paragraph (d) of the rule, (a) employees of the General Partner (or KKR) will be deemed to be employees of the Partnerships, (b) officers or managers of the General Partner of a Partnership (or KKR) will be deemed to be officers of the Partnership, and (c) the General Partner of a Partnership or its board of directors will be deemed to be the board of directors of the Partnership; and (iii) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees, one of whom is an officer of the General Partner or KKR within KKR’s accounting and operations group.  With respect to certain Partnerships, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated.  Applicants assert that, for such a Partnership, these instruments are most suitably kept in the files of the General Partner or KKR, where they can be referred to as necessary.

5.             Section 17(g)

Section 17(g) of the 1940 Act and Rule 17g-1 under the 1940 Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.  Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding.  Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors.  Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g).  Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act and requires the board of directors of an investment company relying on the rule to satisfy the Fund Governance Standards.

Applicants request relief to the extent necessary to permit the General Partner’s board of directors, who may be deemed interested persons, to take actions and make determinations as set forth in the rule.  Applicants also request an exemption from the requirements of:  (i) paragraph (g) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors; (ii) paragraph (h) of the rule relating to the appointment of a person to make the filings and provide the notices required by paragraph (g); and (iii) paragraph (j)(3) of the rule relating to compliance with the Fund Governance Standards.  The Partnerships will comply with all other requirements of Rule 17g-1.

Applicants state that, because all directors of the General Partner will be affiliated persons, a Partnership could not comply with Rule 17g-1 without the requested relief.  In light of the purpose of the Partnerships, and the community of interest among the Partnerships and between the Partnerships and the General Partner, the Applicants believe that little purpose would be served by this requirement even if it were feasible.  Specifically, each Partnership will comply with Rule 17g-1 by having a majority of the General Partner’s directors take actions and make determinations as set forth in the rule.

Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Partnerships.  The General Partner will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agree that all such materials will be subject to examination by the Commission and its staff.  The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule.  Applicants submit that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission.  While filing information related to fidelity bonds may serve to protect public investors, as employees’ securities companies, the Partnerships will not have public investors.  Exempting the Partnerships from these provisions does not diminish investor protections, as Limited Partners will receive the protections offered by the Partnerships’ compliance with other provisions of Rule 17g-1.  Moreover, the Partnerships will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Partnerships do not and will not have boards of directors.  The General Partner of a Partnership will be the functional equivalent of the board of directors of an investment company.  As stated above, the General Partner appoints the person responsible for maintaining the information that would otherwise be filed with the Commission under paragraph (g) of the rule and has access to all such information.  The information that would otherwise be filed with the Commission under paragraph (g) of the rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the rule.  It therefore would be unnecessary to give notices to the General Partner regarding this information.

For the same reasons, Applicants believe that the requirements relating to disinterested directors and their counsel in paragraphs (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the Partnerships.  As discussed above, the Partnerships will have no boards of directors, and therefore it is not feasible to require the approval of joint fidelity bonds by disinterested directors of the Partnerships.  Moreover, in light of the purpose of the Partnerships and the community of interest among the

Partnerships and between the Partnerships and the General Partner, Applicants believe that little purpose would be served by this requirement even if it were feasible.  Applicants also state that each Partnership will otherwise comply with Rule 17g-1.

6.             Rule 17j-1

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company.  Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions.  Applicants request relief from the provisions of Rule 17j-1, except for the antifraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Partnerships.  Requiring each Partnership to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time consuming and expensive and would serve little purpose in light of, among other things, the community of interest among the participants in the Partnership by virtue of their common association with KKR (either as employees or Consultants of KKR) and the substantial and largely overlapping protections afforded by the conditions with which such Partnership has agreed to comply.  Applicants believe that the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Partnership.  The relief requested will only extend to KKR entities and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

7.             Sections 30(a), (b), (e) and (h)

Applicants request an exemption from the requirements in Sections 30(a), 30(b) and 30(e) of the 1940 Act, and the rules promulgated thereunder, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements.  Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to the Partnerships and would entail administrative and legal costs that outweigh any benefit to the Limited Partners.  Applicants request relief to the extent necessary to permit each Partnership to report annually to its Limited Partners.  Applicants also request an exemption from Section 30(h) of the 1940 Act to the extent necessary to exempt the General Partner of each Partnership, members of the General Partner or any board of managers or directors or committee of KKR employees to whom the General Partner may delegate its functions, and any other persons who may be deemed to be members of an advisory board of a Partnership, from filing Forms 3, 4 and 5 under Section 16(a) of the 1934 Act with respect to their ownership of Interests in the Partnership.  Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

8.             Rule 38a-1

Rule 38a-1 requires that every registered investment company adopt and implement written compliance policies and procedures and review those policies and procedures annually.  Rule 38a-1 also requires the designation of a chief compliance officer, and requires the chief compliance officer to report directly to the fund’s board.

Each Partnership will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Partnership does not have a board of directors, the board of directors of the General Partner will fulfill the responsibilities assigned to the Partnership’s board of directors under the rule, and (ii) since the board of directors of the General Partner does not have any disinterested members, (a) approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (b) the Partnerships will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors of the General Partner as constituted.

IV.           Applicants’ Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.             Each proposed transaction involving a Partnership otherwise prohibited by Section 17(a) or Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to which a Partnership is a party (the “Section 17 Transactions”) will be effected only if the General Partner determines that (i) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Limited Partners of the

Partnership and do not involve overreaching of the Partnership or its Limited Partners on the part of any person concerned, and (ii) the Section 17 Transaction is consistent with the interests of the Limited Partners, the Partnership’s organizational documents and the Partnership’s reports to its Limited Partners.

In addition, the General Partner of a Partnership will record and preserve a description of all Section 17 Transactions, the General Partner’s findings, the information or materials upon which the findings are based and the basis for the findings.  All such records will be maintained for the life of the Partnership and at least six years thereafter and will be subject to examination by the Commission and its staff.(13)

2.             The General Partner of each Partnership will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Partnership or any affiliated person of such person, promoter or principal underwriter.

3.             The General Partner of each Partnership will not invest the funds of the Partnership in any investment in which an “Affiliated Co-Investor” (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Partnership and an Affiliated Co-Investor

(13)       Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

are participants, unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (i) gives the General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment, and (ii) refrains from disposing of its investment unless the Partnership has the opportunity to dispose of the Partnership’s investment prior to or concurrently with, on the same terms as and pro rata with, the Affiliated Co-Investor.  The term “Affiliated Co-Investor” with respect to any Partnership means any person who is (i) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Partnership (other than a Third Party Fund), (ii) KKR, (iii) an officer or director of KKR or (iv) an entity (other than a Third Party Fund) in which a KKR entity acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities.  The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (i) to its direct or indirect wholly owned subsidiary, to any company (a “Parent”) of which the Affiliated Co-Investor is a direct or indirect wholly owned subsidiary or to a direct or indirect wholly owned subsidiary of its Parent, (ii) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member, or (iii) when the investment is comprised of securities that are (a) listed on a national securities exchange registered under Section 6 of the 1934 Act, (b) NMS stocks pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(a) of Regulation NMS thereunder, (c) government securities as defined in Section 2(a)(16) of the 1940 Act or other securities that meet the definition of “Eligible Security” in Rule 2a-7 under the 1940 Act, or (d) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.             Each Partnership and its General Partner will maintain and preserve, for the life of each Series of the Partnership and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners in the Partnership, and each annual report of the Partnership required to be sent to the Limited Partners, and agree that all such records will be subject to examination by the Commission and its staff.(14)

5.             The General Partner of each Partnership will send to each Limited Partner having an Interest in the Partnership at any time during the fiscal year then ended Partnership financial statements audited by the Partnership’s independent accountants with respect to those Series in which the Limited Partner had an Interest.  At the end of each fiscal year, the General Partner will make or cause to be made a valuation of all of the assets of the Partnership as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Partnership.  In addition, as soon as practicable after the end of each fiscal year of the Partnership, the General Partner will send a report to each person who was a Limited

(14)       Each Partnership will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.

Partner at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Limited Partner of that partner’s federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.

6.             If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of a KKR entity (i) serving as an officer, director, general partner or investment adviser of the entity, or (ii) having a 5% or more investment in the entity, such individual will not participate in the Partnership’s determination of whether or not to effect the purchase or sale.

V.            Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the cover page of this Application.  Applicants further state that all written communications concerning this Application should be directed to the addresses set forth on the cover page.  Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.

For the foregoing reasons, Applicants request that the SEC enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act granting Applicants the relief sought by this Application.

The Applicant named below has caused this Application to be duly signed on their behalf on the 20th of September, 2012.  The certification required by Rule 0-2(c)(l) under the 1940 Act is attached as Exhibit A-1 of this Application, and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B-1 of this Application.

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	General Counsel

The Applicant named below has caused this Application to be duly signed on their behalf on the 20th of September, 2012.  The certification required by Rule 0-2(c)(l) under the 1940 Act is attached as Exhibit A-2 of this Application, and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B-2 of this Application.

KKR North America XI Limited

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Secretary

The Applicant named below has caused this Application to be duly signed on their behalf on the 20th of September, 2012.  The certification required by Rule 0-2(c)(l) under the 1940 Act is attached as Exhibit A-3 of this Application, and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B-3 of this Application.

KKR North America Fund XI ESC L.P.
By: KKR North America XI Limited, its General Partner

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Secretary

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of Kohlberg Kravis Roberts & Co. L.P., does hereby certify that this Application is signed by David J. Sorkin, General Counsel of Kohlberg Kravis Roberts & Co. L.P., pursuant to the general authority vested in him as such under his appointment as General Counsel of Kohlberg Kravis Roberts & Co. L.P.

IN WITNESS WHEREOF, I have set my hand this 20th of September, 2012.

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	General Counsel

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of KKR North America XI Limited, does hereby certify that this Application is signed by David J. Sorkin, Secretary of KKR North America XI Limited, pursuant to the general authority vested in him as such under his appointment as Secretary of KKR North America XI Limited.

IN WITNESS WHEREOF, I have set my hand this 20th of September, 2012.

KKR North America XI Limited

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Secretary

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of KKR North America XI Limited, the general partner of KKR North America Fund XI ESC L.P., does hereby certify that this Application is signed by David J. Sorkin, Secretary of KKR North America XI Limited, the general partner of KKR North America Fund XI ESC L.P., pursuant to the general authority vested in him as such under his appointment as Secretary of KKR North America XI Limited, the general partner of KKR North America Fund XI ESC L.P.

IN WITNESS WHEREOF, I have set my hand this 20th of September, 2012.

KKR North America Fund XI ESC L.P.
By: KKR North America XI Limited, its General Partner

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Secretary

Exhibit B-1

Verification

The undersigned states that he has duly executed the foregoing Application, dated September 20, 2012, for and on behalf of Kohlberg Kravis Roberts & Co. L.P., that he is General Counsel of Kohlberg Kravis Roberts & Co. L.P., and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	General Counsel

Exhibit B-2

Verification

The undersigned states that he has duly executed the foregoing Application, dated September 20, 2012, for and on behalf of KKR North America XI Limited, that he is Secretary of KKR North America XI Limited, and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR North America XI Limited

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Secretary

Exhibit B-3

Verification

The undersigned states that he has duly executed the foregoing Application, dated September 20, 2012, for and on behalf of KKR North America XI Limited, the general partner of KKR North America Fund XI ESC L.P., that he is a Secretary of KKR North America XI Limited, the general partner of KKR North America Fund XI ESC L.P., and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR North America Fund XI ESC L.P.
By: KKR North America XI Limited, its General Partner

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Secretary